Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES LEGACY ASSET DISPOSITION

CALGARY, January 31, 2018 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that we closed an agreement to dispose of a significant portion of our non-core legacy assets, in exchange for the assumption of abandonment and reclamation liabilities.

David French, President & CEO commented, “This transaction is another important step forward for Obsidian Energy. It demonstrates the continued refocusing of the business only on assets where we can deliver distinctive performance. Our team has been working many months to close this deal, and when coupled with the solid momentum of our 2017 production results, we are off to a running start for 2018. Moving these legacy assets out of the portfolio reduces our cost structure and provides even greater financial flexibility for our second half capital program and beyond.”

Legacy Asset Transaction Streamlines Operations and Improves Corporate Metrics

This legacy asset transaction demonstrates our commitment to maximizing value on behalf of all shareholders. It reduces our discounted decommissioning liabilities by approximately $25 million, improves 2018 netbacks by approximately $1.50/boe and increases our corporate liquids weighting to approximately 65 percent. The transaction is accretive to Funds Flow from Operations due to significant operating cost savings and high natural gas weighted production.

Key 2017 metrics associated with the assets are as follows (1):

Production	2,200 boe/d
Liquids Weighting	25%
Operating Cost	$25/boe
Field Netback (loss)	($4)/boe
Wellbores(2)	650
Decommissioning Liability(3)	$25MM

(1)	2017 figures are preliminary

(2)	Includes producing, non-producing and suspended wells

(3)	Inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties

The transaction is subject to standard regulatory approvals such as license transfers.

2018 Guidance Update

We are revising our full year production and operating cost guidance to reflect the impact of the disposition, assuming a January 31, 2018 closing date:

2018 Annual Guidance
Production	29,000 to 30,000 boe per day
Production Growth Rate (1)	5%
Operating Costs	$13.00—$13.50 per boe
General & Administrative	$2.00—$2.50 per boe

(1)	Relative to full year 2017 production, adjusted for all 2017 & 2018 A&D, of 28,000 boe per day

Non-GAAP Measures

Fund Flow from Operations, included in this press release, does not have a standardized meaning prescribed by IFRS and therefore is considered non-GAAP measures; accordingly, it may not be comparable to similar measures provided by other issuers. Funds Flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds Flow from Operations is used to assess the Company’s ability to fund its planned capital programs.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that this transaction along with the solid momentum of our 2017 production results creates a clearer line of sight to the potential of 2018; moving the legacy assets out of our portfolio consolidates resources on our 2018 development plans and provides additional flexibility for the second half capital program; the expected impact to corporate metrics and being accretive to Funds Flow from Operations due to significant operating cost savings and high natural gas weighted production; our updated expected full year production; our expected production growth rate; and expected ranges for 2018 operating costs and general and administrative costs.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE”. All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com